Exhibit 99.1

Zhangmen Education Inc. Announces Shareholders’ Approval of Going-Private Transaction

SHANGHAI, China – November 1, 2023 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), an online education company in China, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today at 10:00 AM (China Standard Time), the Company’s shareholders voted in favor of the proposal to authorize and approve (a) the previously announced agreement and plan of merger (the “Merger Agreement”) dated July 28, 2023, by and among the Company, Ultimate Vitor II Holdings Limited (“Parent”) and Summit Lustre Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”) at the effective time of the Merger, (b) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) for the purposes of the Merger, and (c) the transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), including the Merger.

Approximately 40.31% of the Company’s total ordinary shares, including Class A ordinary shares represented by the Company’s American depository shares (“ADSs”), outstanding as of the close of business in the Cayman Islands on October 25, 2023 were present and voting in person or by proxy at the EGM, which represented approximately 87.88% of all votes attaching to all shares in issue and entitled to vote at the EGM. Each Class A ordinary share was entitled to one (1) vote, and each Class B ordinary share was entitled to thirty (30) votes, on all matters subject to the vote at the EGM. The Merger Agreement, the Plan of Merger and the Transactions, including the Merger, were approved by approximately 99.99% of the total votes cast by shareholders present and voting in person or by proxy at the EGM. The affirmative vote of not less than two-thirds of the votes cast by shareholders present and voting in person or by proxy at the EGM was required for approval.

The Company and other parties to the Merger Agreement currently expect to proceed expeditiously to complete the Merger, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger would result in the Company becoming a privately held, wholly owned subsidiary of Parent; the Company’s ADSs will no longer be quoted on the OTC Market and the Company’s ADS program will terminate; and the Company’s securities will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is an online education company in China providing quality-oriented education to students. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com